                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 17)

                              -------------------

                               IKOS SYSTEMS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           MENTOR GRAPHICS CORPORATION
                               FRESNO CORPORATION
                      (NAMES OF FILING PERSONS (OFFERORS))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                         (TITLE OF CLASS OF SECURITIES)

                                    451716203
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                WALDEN C. RHINES
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           MENTOR GRAPHICS CORPORATION
                             8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-7000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
           NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                   COPIES TO:

       JOHN J. HUBER, ESQ.                          CHRISTOPHER L. KAUFMAN, ESQ.
        LATHAM & WATKINS                                  LATHAM & WATKINS
555 11TH STREET, N.W., SUITE 1000                      135 COMMONWEALTH DRIVE
     WASHINGTON, D.C. 20004                         MENLO PARK, CALIFORNIA 94025
         (202) 637-2200                                     (650) 328-4600


Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]       third-party tender offer subject to Rule 14d-1

     [ ]       issuer tender offer subject to Rule 13e-4

     [ ]       going private transaction subject to Rule 13e-3

     [ ]       amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

          This Amendment No. 17 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 7, 2001 (as previously amended, the "Schedule TO"), relating to a tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all outstanding shares of common stock, par value $0.01 per share, and the related preferred stock purchase rights, of IKOS Systems, Inc., a Delaware corporation (the "Company"), for a purchase price of $11.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 7, 2001 (the "Offer to Purchase"), as amended and supplemented by the Supplement to Offer to Purchase dated March 13, 2002, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"), as amended and supplemented. Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase.

ITEMS 1, 4, 8 AND 11. SUMMARY TERM SHEET; TERMS OF THE TRANSACTION; INTEREST IN SECURITIES OF THE SUBJECT COMPANY; ADDITIONAL INFORMATION.

     Items 1 ,4, 8 and 11 are hereby amended to add the following:

     At 12:00 midnight, New York City time, on Tuesday, March 26, 2002, the initial offering period expired. Based on preliminary information from the Depositary, as of the close of business on March 26, 2002, 7,836,636 Shares of the Company's common stock had been validly tendered into the Offer, which, together with the 841,600 Shares already beneficially owned by Mentor, represents approximately 85.63% of the Company's outstanding common stock (based upon 10,134,944 Shares outstanding as of March 25, 2002). The Shares tendered also represent approximately 82.70% of the outstanding common stock on a fully-diluted basis (based on 10,493,783 fully-diluted Shares as of March 26, 2002), thereby satisfying the Offer condition that more than 50% of the fully-diluted common stock of the Company be tendered. Purchaser has accepted for payment all validly tendered Shares and will make payment to the Depositary for the accepted Shares promptly.

     On March 27, 2002, Mentor issued a press release announcing the completion of the initial offering period and the immediate commencement of a subsequent offering period, which will expire at 12:00 midnight New York City time on the earlier of (1) the date upon which Shares of IKOS' common stock validly tendered and not withdrawn, together with Shares of IKOS' common stock then owned by Mentor and Purchaser, represent at least 90% of IKOS' outstanding common stock or (2) Tuesday, April 23, 2002. All Shares properly tendered during the subsequent offering period will be accepted, and tendering stockholders will be paid $11.00 per share in cash promptly after acceptance. No Shares tendered during the subsequent offering period may be withdrawn.

     The full text of the press release issued by Mentor on March 27, 2002 announcing the completion of the Offer and commencement of the subsequent offering period is filed as Exhibit (a)(5)(Q) to this Schedule TO, which is incorporated by reference herein.

ITEM 12.  EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(A)    Offer to Purchase dated December 7, 2001.*

(a)(1)(B)    Letter of Transmittal.*

(a)(1)(C)    Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(1)(G) Press release issued by Mentor Graphics Corporation on December 7, 2001.*

(a)(1)(H)    Summary Advertisement, published December 7, 2001.*

(a)(1)(I) Complaint filed in the United States District Court for the District of Delaware on December 7, 2001.*

(a)(1)(J) Complaint filed in the Chancery Court, New Castle County, Delaware on December 7, 2001.*

(a)(1)(K)    Supplement to Offer to Purchase dated March 13, 2002.*

(a)(1)(L)    Revised Letter of Transmittal.*

(a)(1)(M)    Revised Notice of Guaranteed Delivery.*

(a)(1)(N) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(O) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(P) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(A) Press release issued by Mentor Graphics Corporation, dated December 20, 2001.*

(a)(5)(B) Press release issued by Mentor Graphics Corporation, dated December 26, 2001.*

(a)(5)(C) Press release issued by Mentor Graphics Corporation, dated January 15, 2002.*

(a)(5)(D) Press Release issued by Mentor Graphics Corporation, dated January 16, 2002.*

(a)(5)(E) Press Release issued by Mentor Graphics Corporation, dated January 23, 2002.*

(a)(5)(F) Press release issued by Mentor Graphics Corporation, dated January 28, 2002.*

(a)(5)(G) Press release issued by Mentor Graphics Corporation, dated February 4, 2002.*

(a)(5)(H) Press release issued by Mentor Graphics Corporation, dated February 5, 2002.*

(a)(5)(I) Materials filed under Rule 14a-12 on Schedule 14A, filed with the Securities and Exchange Commission on February 5, 2002 and incorporated herein by reference.*

(a)(5)(J) Press release issued by Mentor Graphics Corporation, dated February 11, 2002.*

(a)(5)(K) Press release issued by Mentor Graphics Corporation, dated February 19, 2002.*

(a)(5)(L) Press Release issued by Mentor Graphics Corporation, dated February 22, 2002.*

(a)(5)(M) Press Release issued by Mentor Graphics Corporation, dated February 26, 2002.*

(a)(5)(N) Press Release issued by Mentor Graphics Corporation, dated March 11, 2002.*

(a)(5)(O) Joint Press Release issued by Mentor Graphics Corporation and IKOS Systems, Inc., dated March 12, 2002.*

(a)(5)(P) Press Release issued by Mentor Graphics Corporation, dated March 13, 2002.*

(a)(5)(Q) Press release issued by Mentor Graphics Corporation, dated March 27, 2002.

(b)          None.

(c)          None.

(d)(1) Confidentiality Agreement dated June 16, 2000, between Mentor Graphics Corporation and IKOS Systems, Inc.*

(d)(2) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 12, 2001, and form of confidentiality and standstill agreement.*

(d)(3) Letter from Latham & Watkins to Gray Cary Ware & Freidenrich LLP dated December 18, 2001.*

(d)(4) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 18, 2001.*

(d)(5) Letter from Latham & Watkins to Gray Cary Ware & Freidenrich LLP dated January 16, 2002.*

(d)(6) Proposed Agreement and Plan of Merger and Reorganization by and among Mentor, Purchaser and the Company.*

(d)(7) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated January 21, 2002, and form of confidentiality and standstill agreement.*

(d)(8)       Letter from Purchaser to IKOS Systems, Inc.
             dated February 4, 2002.*

(d)(9)       Letter from Purchaser to IKOS Systems, Inc. dated
             February 22, 2002.*

(d)(10) Preliminary proxy statement filed with the Securities and Exchange Commission on February 22, 2002 by Mentor and Purchaser and incorporated herein by reference.*

(d)(11) Agreement and Plan of Merger and Reorganization by and among Mentor Graphics Corporation, Fresno Corporation and IKOS Systems, Inc., dated as of March 12, 2002.*

(e)          None.

(f)          None.

(g)          None.

(h)          None.

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*Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2002                   MENTOR GRAPHICS CORPORATION

                                        By:  /s/  Gregory K. Hinckley
                                            ------------------------------------
                                        Name:  Gregory K. Hinckley
                                        Title:  President


                                        FRESNO CORPORATION


                                        By:  /s/  Gregory K. Hinckley
                                            ------------------------------------
                                        Name:  Gregory K. Hinckley
                                        Title:  Chief Financial Officer

                                  EXHIBIT INDEX

(a)(1)(A)    Offer to Purchase dated December 7, 2001.*

(a)(1)(B)    Letter of Transmittal.*

(a)(1)(C)    Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(1)(G) Press release issued by Mentor Graphics Corporation on December 7, 2001.*

(a)(1)(H)    Summary Advertisement, published December 7, 2001.*

(a)(1)(I) Complaint filed in the United States District Court for the District of Delaware on December 7, 2001.*

(a)(1)(J) Complaint filed in the Chancery Court, New Castle County, Delaware on December 7, 2001.*

(a)(1)(K)    Supplement to Offer to Purchase dated March 13, 2002.*

(a)(1)(L)    Revised Letter of Transmittal.*

(a)(1)(M)    Revised Notice of Guaranteed Delivery.*

(a)(1)(N) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(O) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(P) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(A) Press release issued by Mentor Graphics Corporation, dated December 20, 2001.*

(a)(5)(B) Press release issued by Mentor Graphics Corporation, dated December 26, 2001.*

(a)(5)(C) Press release issued by Mentor Graphics Corporation, dated January 15, 2002.*

(a)(5)(D) Press Release issued by Mentor Graphics Corporation, dated January 16, 2002.*

(a)(5)(E) Press Release issued by Mentor Graphics Corporation, dated January 23, 2002.*

(a)(5)(F) Press release issued by Mentor Graphics Corporation, dated January 28, 2002.*

(a)(5)(G) Press release issued by Mentor Graphics Corporation, dated February 4, 2002.*

(a)(5)(H) Press release issued by Mentor Graphics Corporation, dated February 5, 2002.*

(a)(5)(I) Materials filed under Rule 14a-12 on Schedule 14A, filed with the Securities and Exchange Commission on February 5, 2002 and incorporated herein by reference.*

(a)(5)(J) Press release issued by Mentor Graphics Corporation, dated February 11, 2002.*

(a)(5)(K) Press release issued by Mentor Graphics Corporation, dated February 19, 2002.*

(a)(5)(L) Press Release issued by Mentor Graphics Corporation, dated February 22, 2002.*

(a)(5)(M) Press Release issued by Mentor Graphics Corporation, dated February 26, 2002.*

(a)(5)(N) Press Release issued by Mentor Graphics Corporation, dated March 11, 2002.*

(a)(5)(O) Joint Press Release issued by Mentor Graphics Corporation and IKOS Systems, Inc., dated March 12, 2002.*

(a)(5)(P) Press Release issued by Mentor Graphics Corporation, dated March 13, 2002.*

(a)(5)(Q) Press Release issued by Mentor Graphics Corporation, dated March 27, 2002.

(b)          None.

(c)          None.

(d)(1) Confidentiality Agreement dated June 16, 2000, between Mentor Graphics Corporation and IKOS Systems, Inc.*

(d)(2) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 12, 2001, and form of confidentiality and standstill agreement.*

(d)(3) Letter from Latham & Watkins to Gray Cary Ware & Freidenrich LLP dated December 18, 2001.*

(d)(4) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 18, 2001.*

(d)(5) Letter from Latham & Watkins to Gray Cary Ware & Freidenrich LLP dated January 16, 2002.*

(d)(6) Proposed Agreement and Plan of Merger and Reorganization by and among Mentor, Purchaser and the Company.*

(d)(7) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated January 21, 2002, and form of confidentiality and standstill agreement.*

(d)(8)       Letter from Purchaser to IKOS Systems, Inc.
             dated February 4, 2002.*

(d)(9)       Letter from Purchaser to IKOS Systems, Inc. dated
             February 22, 2002.*

(d)(10) Preliminary proxy statement filed with the Securities and Exchange Commission on February 22, 2002 by Mentor and Purchaser and incorporated herein by reference.*

(d)(11) Agreement and Plan of Merger and Reorganization by and among Mentor Graphics Corporation, Fresno Corporation and IKOS Systems, Inc., dated as of March 12, 2002.*

(e)          None.

(f)          None.

(g)          None.

(h)          None.

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*Previously filed.